Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc

Commission File No. of NTL Incorporated: 000-22616

Virgin Mobile Holdings (UK) plc shareholders should read any registration statement and prospectus filed or to be filed with the Securities and Exchange Commission, because they contain important information about any potential transaction.  Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by NTL Incorporated with the SEC, at the SEC’s website at http//www.sec.gov.  Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations.

Not for release, distribution or publication in or into the United States, Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so.  This is not an offer of securities for sale in the United States.  Securities may not be offered or sold in the United States absent registration under the US Securities Act or an exemption from registration.

NTL INCORPORATED

NTL CONFIRMS APPROACH TO VIRGIN MOBILE

December 5, 2005

Further to recent press speculation, NTL Incorporated (“ntl”) confirms that it has approached Virgin Mobile plc (“Virgin Mobile”) regarding a potential offer to combine ntl and Virgin Mobile. Under the potential offer, Virgin Mobile shareholders would be offered .09298 shares of ntl common stock per share of Virgin Mobile as well as a full cash alternative at 323p per share.  The potential share offer values Virgin Mobile at 323p per share based on ntl’s closing price on 2 December 2005. Virgin Group, which owns 72 per cent of Virgin Mobile, has given verbal assurances to ntl that, if a transaction proceeds, it intends to elect to exchange its stake in Virgin Mobile for a continuing equity participation in the ntl Group although it has reserved the right to take a small portion of its consideration in cash.  ntl has held preliminary discussions with T-Mobile, Virgin Mobile’s network provider, who has also indicated that it is supportive of the proposed combination.

ntl already has a licence agreement with Virgin Enterprises for the exclusive use of the Virgin brand in the broadband area and is in discussions with Virgin Enterprises to extend that licence to cover television and fixed line and mobile telephony.  If the proposed combination with Virgin Mobile and the licence agreement are completed, ntl intends to use the Virgin brand to offer a quadruple play of internet, television and fixed line and mobile telephony.

These discussions are preliminary in nature and subject to the satisfaction of certain further conditions, including due diligence. There can be no assurance that an offer for Virgin Mobile will be made or that any agreement can be reached regarding a licensing arrangement. ntl reserves the right to make an offer at a price lower than 323 pence per Virgin Mobile share with the agreement of the Virgin Mobile Board or in the event that a person not acting in concert with ntl announces an offer at less than this price. Any offer for Virgin Mobile would be made in accordance with the UK Takeover Code. Further announcements will be made in due course if appropriate.

Separately, ntl is continuing with its proposed combination with Telewest Global, Inc. (“Telewest”) which was announced on October 3 2005.

www.ntl.com

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Further Information on Potential Offer:

The availability of any offer that may be made to Virgin Mobile shareholders who are not resident in the United Kingdom may be affected by the laws of relevant jurisdictions.  Virgin Mobile shareholders who are not resident in the United Kingdom will need to inform themselves about and observe any applicable requirements.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to an offer or otherwise.

Any securities that might be offered pursuant to the potential offer described in this announcement have not been registered under the US Securities Act or the securities laws of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan.  Accordingly, any such securities may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration or an applicable exemption from registration, and may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan except pursuant to exemptions from applicable requirements of such jurisdictions.

Additional Information Relating to NTL Merger with Telewest:

This press announcement may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest. This press announcement is not a prospectus and ntl and Telewest shareholders should make their decision on the proposed merger on the basis of the information to be contained in the joint proxy statement / prospectus.  In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest.  Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov.  Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies.  Free copies of ntl’s filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations.  Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation Relating to NTL Merger with Telewest:

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act:

Various statements contained in this document constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995. Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects” “estimates”, “projects”, “positioned”, “strategy” and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted whether expressed or implied, by these forward-looking statements. In respect of Ntl, these factors include:     potential adverse developments with respect to our liquidity or results of operations;   our significant debt payments and other contractual commitments;  our ability to fund and execute our business plan;   our ability to generate cash sufficient to service our debt;  interest rate and currency exchange rate fluctuations;   our ability to complete the integration of our billing systems;   the impact of new business opportunities requiring significant up-front investments;  our ability to attract and retain customers and increase our overall market penetration; our ability to compete against other communications and content distribution businesses; our ability to maintain contracts that are critical to our operations;   our ability to respond adequately to technological developments;  our ability to develop and maintain back-up for our critical systems;   our ability to continue to design networks, install facilities, obtain and maintain any required governmental licenses or approvals and finance construction and development, in a timely manner at reasonable costs and on satisfactory terms and conditions; and our ability to have an impact upon, or to respond effectively to, new or modified laws or regulations; and factors relating to the proposed acquisition of Telewest by NTL, including (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, and (8) other similar factors.

Some of these, and other, factors are discussed in more detail under “Risk Factors” and elsewhere in ntl’s Form 10-K.  For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent Form 10-K, 10-Q and 8-K reports.  Ntl assumes no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.

About ntl

•                  ntl offers a wide range of communications and content distribution services to residential and business customers throughout the UK.

•                  ntl is the UK’s largest cable company with 3.3 million residential customers, and the UK’s leading supplier of broadband services to consumers, with 1.6 million broadband customers.

•                  ntl’s network can service 7.9 million homes in the UK.

•                  Information on ntl and its products can be obtained at www.ntl.com.

ENQUIRIES

For further information, please contact:

In The US

ntl
Brian Schaffer	Tel: +1 212 739 6724

In The UK

ntl
Justine Smith
Mob: +44 (0)7966 421 991
Buchanan Communications
Richard Oldworth	Tel: +44 (0) 2074 665 000